Exhibit 99.1

Tarena International, Inc. Announces the Results for the Second Quarter of 2021

BEIJING, September 24, 2021 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Highlights for the Second Quarter of 2021

•	Net revenues increased by 75.5% year-over-year to RMB582.3 million (US$90.2 million), from RMB331.8 million in the same period of 2020.
•	Net revenue from adult professional education business, which represented 50.3% of the total net revenues, increased by 22.3% year-over-year to RMB292.9 million (US$45.4 million), from RMB239.4 million in the same period of 2020.
•	Net revenue from childhood & adolescent quality education business, which represented 49.7% of the total net revenues, increased by 213.2% year-over-year to RMB289.4 million (US$44.8 million), from RMB92.4 million in the same period of 2020.
•	Gross profit increased by 211.0% year-over-year to RMB294.4 million (US$45.6 million), from RMB94.7 million in the same period of 2020.
•	Gross profit margin increased by 22.1% points year-over-year to 50.6%, from 28.5% in the same period of 2020.
•	Operating loss decreased by 69.2% to a loss of RMB90.7 million (US$14.0 million), from a loss of RMB294.9 million in the same period of 2020.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB86.6 million (US$13.4 million), compared to non-GAAP operating loss of RMB282.7 million in the same period of 2020.
•	Net loss was RMB76.7 million (US$11.9 million), compared to net loss of RMB267.6 million in the same period of 2020.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB72.5 million (US$11.2 million), compared to non-GAAP net loss of RMB255.4 million in the same period of 2020.
•	Basic and diluted loss per American Depositary Share ("ADS") was RMB1.39 (US$0.22), compared to loss per ADS of RMB4.92 in the second quarter of 2020.
•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB295.9 million (US$45.8 million) as of June 30, 2021, compared to RMB364.8 million as of December 31, 2020.
•	Net cash outflow from operating activities in the second quarter of 2021 was RMB47.5 million (US$7.4 million). Net cash inflow from investing activities in the second quarter of 2021 was RMB30.4 million (US$4.7 million).
•	Deferred revenue totaled RMB2,063.1 million (US$319.5 million) as of June 30, 2021, compared to RMB1,998.2 million as of December 31, 2020, representing an increase of 3.2%.
•	Total student enrollments in adult professional education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the second quarter of 2021 decreased by 14.8% year-over-year to 31,100.
•	Total number of learning centers in adult professional education decreased to 99 as of June 30, 2021, from 108 as of June 30, 2020.
•	Total student enrollments in childhood & adolescent quality education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the second quarter of 2021 reached 140,200, increased by 40.2%, compared to the student enrollments of 100,000 in the same period of 2020.
•	Total number of learning centers in childhood & adolescent quality education increased to 235 as of June 30, 2021, from 232 as of June 30, 2020.

Highlights for the Six Months Ended June 30, 2021

•	Net revenues increased by 78.0% year-over-year to RMB1,116.0 million (US$172.8 million), from RMB626.8 million in the same period in 2020.
•	Net revenue from adult professional education business, which represented 49.1% of the total net revenues, increased by 21.2% year-over-year to RMB548.3 million (US$84.9 million), from RMB452.5 million in the same period of 2020

•	Net revenue from childhood & adolescent quality education business, which represented 50.9% of the total net revenues increased by 225.7% year-over-year to RMB567.7 million (US$87.9 million), from RMB174.3 million in the same period of 2020.

•	Gross profit increased by 345.1% year-over-year to RMB544.3 million (US$84.3 million), from RMB122.3 million in the same period in 2020.
•	Gross profit margin increased by 29.3% points year-over-year to 48.8%, from 19.5% in the same period of 2020.
•	Operating loss was RMB220.2 million (US$34.1 million), compared to operating loss of RMB664.7 million in the same period in 2020.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB209.2 million (US$32.4 million), compared to non-GAAP operating loss of RMB643.4 million in the same period in 2020.
•	Net loss was RMB198.5 million (US$30.7 million), compared to net loss of RMB612.6 million in the same period in 2020.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB187.5 million (US$29.0 million), compared to non-GAAP net loss of RMB591.3 million in the same period in 2020.
•	Basic and diluted loss per American Depositary Share ("ADS") was RMB3.56 (US$0.55).
•	Total student enrollments in adult professional education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the first half of 2021 decreased by 16.1% year-over-year to 43,300.
•	Total student enrollments in childhood & adolescent quality education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the first half of 2021 reached 147,800, increased by 40.1%, compared to the student enrollments of 105,500 in the same period of 2020.

Key Financial Results

	For the Three Months Ended June 30,		Variance	% of change	For the Six Months Ended June 30,		Variance	% of change
	2020	2021			2020	2021
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	331,833	582,258	250,425	75.5	626,826	1,116,044	489,218	78.0
Cost of revenues(a)	(237,167)	(287,878)	(50,711)	21.4	(504,526)	(571,722)	(67,196)	13.3
Gross profit	94,666	294,380	199,714	211.0	122,300	544,322	422,022	345.1
Gross margin	28.5%	50.6%	22.1%		19.5%	48.8%	29.3%
Selling and marketing expenses(a)	(206,254)	(218,876)	(12,622)	6.1	(443,784)	(432,632)	11,152	-2.5
General and administrative expenses(a)	(151,585)	(142,820)	8,765	-5.8	(292,224)	(286,012)	6,212	-2.1
Research and development expenses(a)	(31,681)	(23,415)	8,266	-26.1	(50,963)	(45,882)	5,081	-10.0
Total operating expenses	(389,520)	(385,111)	4,409	-1.1	(786,971)	(764,526)	22,445	-2.9
Operating loss	(294,854)	(90,731)	204,123	-69.2	(664,671)	(220,204)	444,467	-66.9

Notes:

(a)	Includes share-based compensation expenses.

" Despite some areas in China were still experiencing the negative impact from sporadic occurrences of COVID-19 cases, thanks to the effective prevention controls implemented by the government, which have successfully alleviated the further spread of the pandemic in China. We are delighted to see that our total net revenues have achieved a continued growth in the second quarter of this year. The total net revenues increased by 75.5%, to RMB582.3 million in the second quarter of 2021 from RMB331.8 million in the same period of 2020. The total net revenues generated in the second quarter of this year were in line with the revenue guidance we gave in the last quarter. The gross profit margin increased by 22.1 percentage points year-over-year to 50.6% in the second quarter of 2021 from 28.5% in the same period of 2020. Net revenues from childhood & adolescent quality education business increased by 213.2% to RMB289.4 million in the second quarter of 2021 from RMB92.4 million in the same period of 2020. The number of student enrollments increased by 40.2% to 140,200 in the second quarter of 2021 from 100,000 in the same period of 2020. The core strategies of our adult professional education business are to maintain a stable growth as well as improve our operational efficiency. Net revenues from adult professional education business increased by 22.3% to RMB292.9 million in the second quarter of 2021 from RMB239.4 million in the same period of 2020. The number of student enrollments decreased by 14.8% year-over-year to 31,100 in the second quarter of 2021 mainly because we have ceased the operation of nine under-performing adult learning centers since June 30, 2020. The operating loss decreased by 69.2% to a loss of RMB90.7 million in the second quarter of 2021, from RMB294.9 million in the same period of 2020. The net loss decreased by 71.3% to RMB76.7million in the second quarter of 2021 from RMB267.6 million in the same quarter of 2020. These were mainly attributable to the significant growth in total net revenues, continuous enhancement of operational efficiency and execution of cost and expenses optimization in the second quarter of this year." remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

"Looking ahead, we will continue to upgrade the quality of our comprehensive products and services and uplift our operational efficiencies. With the introduction of the new regulations on the education industry announced by the Chinese government, we expect that we can continue to maintain a sustainable growth in our adult professional education and childhood & adolescent quality education businesses." concluded Ms. Sun.

Financial Results for the Second Quarter of 2021

Net Revenues

Total net revenues increased by 75.5% to RMB582.3 million (US$90.2 million) in the second quarter of 2021, from RMB331.8 million in the same period of 2020.

Net revenue from adult professional education business increased by 22.3% to RMB292.9 million (US$45.4 million) in the second quarter of 2021, from RMB239.4 million in same period of 2020. The increase was primarily due to the increase in class consumption rate and the alleviation of the negative impact from COVID-19 in the second quarter of 2021 as compared to the same period of 2020.

Net revenue from childhood & adolescent quality education business increased by 213.2% to RMB289.4 million (US$44.8 million) in the second quarter of 2021, from RMB92.4 million in same period of 2020. The increase was primarily due to the increase in student enrollment of childhood & adolescent quality education from 100,000 in the second quarter of 2020 to 140,200 in the same period of 2021 and the alleviation of the negative impact from COVID-19 in the second quarter of 2021 as compared to the same period of 2020.

Cost of Revenues

Cost of revenues increased by 21.4% to RMB287.9 million (US$44.6 million) in the second quarter of 2021, from RMB237.2 million in the same period of 2020. The increase was primarily due to an increase in personnel-related costs and social security fees resulting from growing number of teaching staffs at our childhood & adolescent quality education learning centers.

Gross Profit and Gross Margin

Gross profit increased by 211.0% to RMB294.4 million (US$45.6 million) in the second quarter of 2021, from RMB94.7 million in the same period of 2020. Gross margin, which is equal to gross profit divided by net revenues, was 50.6% in the second quarter of 2021, compared to 28.5% in the same period of 2020. The increase in gross margin was primarily because the increase in net revenue outweighed the increase in cost of revenue in the second quarter of 2021.

Operating Expenses

Total operating expenses decreased by 1.1% to RMB385.1 million (US$59.6 million) in the second quarter of 2021, from RMB389.5 million in the same period of 2020. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 1.0% to RMB381.2 million (US$59.0 million) in the second quarter of 2021, from RMB377.5 million in the same period of 2020. Total share-based compensation expenses allocated to the related operating expenses decreased by 67.1% to RMB3.9 million (US$0.6 million) in the second quarter of 2021, from RMB12.0 million in the same period of 2020.

Selling and marketing expenses increased by 6.1% to RMB218.9 million (US$33.9 million) in the second quarter of 2021, from RMB206.3 million in the same period of 2020. The increase was mainly due to the increase in spending on marketing and promotional activities in the second quarter of 2021 as compared to the marketing and promotional expenses incurred in the same period of 2020.

General and administrative expenses decreased by 5.8% to RMB142.8 million (US$22.1 million) in the second quarter of 2021, from RMB151.6 million in the same period of 2020. The decrease was mainly due to the decrease of one-time professional expenses related to financial restatement and internal control improvement advisory incurred in the same period of last year, partially offset by the loss on disposal of property and the increase of the employees’ social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the second quarter of 2020 but were not exempted in the second quarter of 2021.

Research and development expenses decreased by 26.1% to RMB23.4 million (US$3.6 million) in the second quarter of 2021, from RMB31.7 million in the same period of 2020. The decrease was mainly due to the decrease in personnel-related costs and welfare expenses as the number of staffs decreased.

Operating Loss

Operating loss was RMB90.7 million (US$14.0 million) in the second quarter of 2021, compared to operating loss of RMB294.9 million in the same period of 2020. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB86.6 million (US$13.4 million) in the second quarter of 2021, compared to non-GAAP operating loss of RMB282.7 million in the same period of 2020.

Interest Income / (Expense)

Net interest income was RMB0.6 million (US$0.1 million) in the second quarter of 2021, compared to net interest expense of RMB0.6 million in the same period of 2020. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. Interest expense decreased in the second quarter of 2021 as compared to the same period of 2020 was mainly because the bank loans were fully repaid in February of 2021.

Other Income

Other income was RMB0.8 million (US$0.1 million) in the second quarter of 2021, compared to other income of RMB0.09 million in the same period of 2020. The income was mostly from government grant offered to our learning centers.

Foreign Exchange Gain / (Loss)

Foreign exchange gain was RMB0.4 million (US$0.1 million) in the second quarter of 2021, compared to foreign exchange loss of RMB0.6 million in the same period of 2020.

Income Tax Benefit

The Company recorded an income tax benefit of RMB12.3 million (US$1.9 million) in the second quarter of 2021, compared to income tax benefit of RMB28.4 million in the same period of 2020.

Net Loss

As a result of the foregoing, net loss was RMB76.7 million (US$11.9 million) in the second quarter of 2021, compared to net loss of RMB267.6 million in the same period of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB72.5 million (US$11.2 million) in the second quarter of 2021, compared to non-GAAP net loss of RMB255.4 million in the same period of 2020.

Basic and Diluted Loss per ADS

Loss per ADS was RMB1.39 (US$0.22) in the second quarter of 2021, compared to loss per ADS of RMB4.92 in the second quarter of 2020. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB1.32 (US$0.20) in the second quarter of 2021, compared to non-GAAP loss per ADS of RMB4.70 in the second quarter of 2020.

Cash Flow

Net cash outflow used in operating activities in the second quarter of 2021 was RMB47.5 million (US$7.4 million). Net cash inflow from investing activities of RMB30.4 million (US$4.7 million) in the second quarter of 2021 was mainly due to the proceeds of RMB46.0 million (US$7.1 million) received from disposal of property and RMB0.5 million (US$0.1 million) received from disposal of office equipment, minus the spending of RMB16.5 million (US$2.6 million) on leasehold improvement and office equipment.

Financial Results for the Six Months Ended June 30, 2021

Net Revenues

Total net revenues increased by 78.0% to RMB1,116.0 million (US$172.8 million) in the first half of 2021, from RMB626.8 million in the same period of 2020. The increase was primarily driven by the significant increase in net revenue generated from the childhood & adolescent quality education business. Net revenue from childhood & adolescent quality education business increased by 225.7% in the first half of 2021 to RMB567.7 million (US$87.9 million), from RMB174.3 million in the same period of 2020.

Cost of Revenues

Cost of revenues increased by 13.3% to RMB571.7 million (US$88.5 million) in the first half of 2021, from RMB504.5 million in the same period of 2020. The increase was mainly due to the addition of teaching staffs in childhood & adolescent quality education, which resulted in increase in personnel-related costs.

Gross Profit and Gross Margin

Gross profit increased by 345.1% to RMB544.3 million (US$84.3 million) in the first six months of 2021, from RMB122.3 million in the same period of 2020. Gross margin, which is equal to gross profit divided by net revenues, was 48.8% in the first six months of 2021, compared with 19.5% in the same period of 2020. The significant increase in gross margin was primarily attributable to the increase in total net revenue largely outweighed the increase in cost of revenue in the first half of 2021.

Operating Expenses

Total operating expenses decreased by 2.9% to RMB764.5 million (US$118.4 million) in the first six months of 2021, from RMB787.0 million in the same period of 2020. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 1.6% to RMB753.9 million (US$116.8 million) in the first six months of 2021, from RMB765.9 million in the same period of 2020. Total share-based compensation expenses allocated to the related operating expenses decreased by 49.3% to RMB10.7 million (US$1.7 million) in the first six months of 2021, from RMB21.1 million in the same period of 2020.

Selling and marketing expenses decreased by 2.5% to RMB432.6 million (US$67.0 million) in the first six months of 2021, from RMB443.8 million in the same period of 2020. The decline was mainly due to decrease in advertising expenses in the first six months of this year.

General and administrative expenses decreased by 2.1% to RMB286.0 million (US$44.3 million) in the first six months of 2021, from RMB292.2 million in the same period of 2020. The decline was mainly due to one-time professional expenses related to financial restatement and internal control improvement advisory incurred in the same period of last year, partially offset by the loss on disposal of property and the increase of the employees’ social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the first six months of 2020 but were not exempted in the same period of 2021.

Research and development expenses decreased by 10.0% to RMB45.9 million (US$7.1 million) in the first six months of 2021, from RMB51.0 million in the same period of 2020. The decline was mainly due to the decrease in personnel-related costs and welfare expenses as the number of staffs decreased.

Operating Loss

Operating loss was RMB220.2 million (US$34.1 million) in the first six months of 2021, compared to operating loss of RMB664.7 million in the same period of 2020. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB209.2 million (US$32.4 million) in the first six months of 2021, compared to non-GAAP operating loss of RMB643.4 million in the same period of 2020.

Interest Income / (Expense)

Interest income was RMB1.2 million (US$0.2 million) in the first six months of 2021, compared to interest expense of RMB2.1 million in the same period in 2020. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. Interest expense decreased in the first six months of 2021 as compared to the same period of 2020 was mainly because the bank loans were fully repaid in February of 2021.

Other Income

Other income was RMB1.1 million (US$0.2 million) in the first six months of 2021, compared to RMB0.3 million in other income in the same period of 2020. The income was mostly from government grants offered to learning centers.

Foreign Exchange Gain / (loss)

Foreign exchange loss was RMB0.3 million (US$0.05 million) in the first six months of 2021, compared to RMB1.6 million foreign exchange gain in the same period of 2020.

Income Tax Benefit

The Company recorded an income tax benefit of RMB19.6 million (US$3.0 million) in the first six months of 2021, compared to RMB52.2 million in income tax benefit in the same period of 2020.

Net Loss

As a result of the foregoing, net loss was RMB198.5 million (US$30.7 million) in the first six months of 2021, compared to net loss of RMB612.6 million in the same period of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB187.5 million (US$29.0 million) in the first six months of 2021, compared to non-GAAP net loss of RMB591.3 million in the same period of 2020.

Basic and Diluted Loss per ADS

Loss per ADS was RMB3.56 (US$0.55) in the first six months of 2021. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB3.36 (US$0.52) in the first six months of 2021.

Cash Flow

Net cash outflow from operating activities in the first six months of 2021 was RMB85.6 million (US$13.3 million). Net cash inflow from investing activities of RMB24.7 in the first half of 2021 was mainly due to the proceeds of RMB46.0 million (US$7.1 million) received from disposal of properties and RMB1.0 million (US$0.2 million) received from disposal of office equipment, minus the spending of RMB28.9 million (US$4.5 million) on leasehold improvement and office equipment.

Recent Developments Regarding Pending Going Private Transaction

On April 30, 2021, the Company announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kidedu Holdings Limited (“Parent”) and Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction at $4 per share. The Company subsequently obtained the PRC anti-trust approval. On August 3, 2021, the Company received a letter from Parent and Ascendent Capital Partners (“ACP”) proposing that relevant parties to the Merger engage in business discussions with respect to a recent PRC government policy issued on July 23, 2021 regarding after-school tutoring for students in compulsory education (the “Policy”) and the implications of the Policy on the Company’s business and the Merger Agreement. Since then the Company, through the special committee of independent directors consisting of Mr. Arthur Lap Tat Wong and Mr. Hon Sang Lee, and Parent and ACP have engaged in multiple rounds of discussions, including discussions of potential alternative terms for the Merger Agreement. The relevant parties have not been able to resolve their differences. While the Merger Agreement continues in effect, the Board of Directors of the Company cautions the Company’s shareholders and the public that there can be no assurance that the Merger and the other transactions contemplated by the Merger Agreement will be consummated, as substantial uncertainty exists as to whether the Merger will close, either on the terms of the Merger Agreement or on alternative terms. The Board of Directors of the Company is evaluating all options. The Company will provide further updates as required by applicable law.

Business Outlook

Based on the Company's current estimates, total net revenues for the third quarter of 2021 are expected to be in the range of RMB600 million and RMB630 million, after taking into consideration the seasonal fluctuation factor and the likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB 6.4566, representing the exchange rate as of June 30, 2021, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on June 30, 2021.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses; the solutions we adopt to address such impact of COVID-19; balancing growth and profitability; as well as the growth prospects of adult professional education and childhood and adolescent quality education services in China) contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; the potential impact of the Proposal and any transaction in connection with the Proposal; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. In addition, with respect to the “going private” Proposal, there can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and the Buyer Group or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	320,179	257,601	39,897
Time deposits	6,257	6,217	963
Restricted cash	38,369	31,930	4,945
Accounts receivable, net of allowance for doubtful accounts	32,790	43,538	6,743
Amounts due from related parties	305	1,047	162
Asset held for sale	-	91,034	14,099
Prepaid expenses and other current assets	138,353	160,914	24,922
Total current assets	536,253	592,281	91,731
Time deposits-non current	-	120	19
Accounts receivable, net of allowance for doubtful accounts-non current	192	146	23
Property and equipment, net	464,490	316,667	49,045
Intangible assets, net	13,444	11,548	1,789
Goodwill	52,782	52,782	8,176
Right-of-use assets	586,451	566,617	87,758
Long-term investments, net	67,592	67,580	10,467
Deferred income tax assets	142,220	167,242	25,902
Other non-current assets, net	95,825	90,976	14,092
Total assets	1,959,249	1,865,959	289,002

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	10,710	-	-
Accounts payable	10,293	8,572	1,328
Amounts due to related parties	180	96	15
Operating lease liabilities-current	199,083	230,230	35,658
Income taxes payable	76,817	81,560	12,632
Deferred revenue-current	1,980,138	2,046,359	316,941
Advance received for disposal of property	-	46,000	7,124
Accrued expenses and other current liabilities	391,904	417,984	64,738
Total current liabilities	2,669,125	2,830,801	438,436
Deferred revenue-non current	18,060	16,761	2,596
Operating lease liabilities-non current	406,251	336,598	52,132
Other non-current liabilities	5,082	4,927	763
Total liabilities	3,098,518	3,189,087	493,927
Commitments and contingencies - - - Shareholders’ equity:
Class A ordinary shares	349	354	55
Class B ordinary shares	74	75	12
Treasury stock	(459,815)	(459,815)	(71,216)
Additional paid-in capital	1,324,161	1,338,981	207,382
Accumulated other comprehensive income	49,120	50,145	7,766
Accumulated deficit	(2,045,891)	(2,246,337)	(347,913)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,132,002)	(1,316,597)	(203,914)
Non-controlling interest	(7,267)	(6,531)	(1,011)
Total liabilities and equity	1,959,249	1,865,959	289,002

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	331,833	582,258	90,180	626,826	1,116,044	172,853
Cost of revenues(a)	(237,167)	(287,878)	(44,587)	(504,526)	(571,722)	(88,548)
Gross profit	94,666	294,380	45,593	122,300	544,322	84,305
Selling and marketing expenses(a)	(206,254)	(218,876)	(33,900)	(443,784)	(432,632)	(67,006)
General and administrative expenses(a)	(151,585)	(142,820)	(22,120)	(292,224)	(286,012)	(44,298)
Research and development expenses(a)	(31,681)	(23,415)	(3,627)	(50,963)	(45,882)	(7,106)
Operating loss	(294,854)	(90,731)	(14,054)	(664,671)	(220,204)	(34,105)
Interest income (expense)	(586)	600	93	(2,063)	1,189	184
Other income	85	768	119	307	1,111	172
Foreign exchange gains (loss)	(642)	410	64	1,649	(279)	(43)
Loss before income taxes	(295,997)	(88,953)	(13,778)	(664,778)	(218,183)	(33,792)
Income tax benefit	28,444	12,283	1,902	52,172	19,634	3,041
Net loss	(267,553)	(76,670)	(11,876)	(612,606)	(198,549)	(30,751)
Less: Net loss (profit) attributable to non-controlling interests	1,216	(1,776)	(275)	3,148	(737)	(114)
Net loss attributable to Class A and Class B ordinary shareholders	(266,337)	(78,446)	(12,151)	(609,458)	(199,286)	(30,865)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(4.92)	(1.39)	(0.22)	(11.29)	(3.56)	(0.55)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	54,123,107	56,257,188	56,257,188	54,004,236	55,965,711	55,965,711

Net loss	(267,553)	(76,670)	(11,876)	(612,606)	(198,549)	(30,751)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	130	938	145	199	1,025	159
Comprehensive loss	(267,423)	(75,732)	(11,731)	(612,407)	(197,524)	(30,592)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	138	185	29	242	370	57
Selling and marketing expenses	575	945	146	1,038	1,978	306
General and administrative expenses	7,810	2,641	409	13,718	7,951	1,231
Research and development expenses	3,602	356	55	6,298	736	114

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	237,167	287,878	44,587	504,526	571,722	88,548
Share-based compensation expense in cost of revenues	138	185	29	242	370	57
Non-GAAP Cost of revenues	237,029	287,693	44,558	504,284	571,352	88,491

GAAP Selling and marketing expenses	206,254	218,876	33,900	443,784	432,632	67,006
Share-based compensation expense in selling and marketing expenses	575	945	146	1,038	1,978	306
Non-GAAP Selling and marketing expenses	205,679	217,931	33,754	442,746	430,654	66,700

GAAP General and administrative expenses	151,585	142,820	22,120	292,224	286,012	44,298
Share-based compensation expense in general and administrative expenses	7,810	2,641	409	13,718	7,951	1,231
Non-GAAP General and administrative expenses	143,775	140,179	21,711	278,506	278,061	43,067

GAAP Research and development expenses	31,681	23,415	3,627	50,963	45,882	7,106
Share-based compensation expense in research and development expenses	3,602	356	55	6,298	736	114
Non-GAAP Research and development expenses	28,079	23,059	3,572	44,665	45,146	6,992

Operating loss	(294,854)	(90,731)	(14,054)	(664,671)	(220,204)	(34,105)
Share-based compensation expenses	12,125	4,127	639	21,296	11,035	1,708
Non-GAAP Operating loss	(282,729)	(86,604)	(13,415)	(643,375)	(209,169)	(32,397)

Net loss	(267,553)	(76,670)	(11,876)	(612,606)	(198,549)	(30,751)
Share-based compensation expenses	12,125	4,127	639	21,296	11,035	1,708
Non-GAAP Net loss	(255,428)	(72,543)	(11,237)	(591,310)	(187,514)	(29,043)
Less: Net loss (profit) attributable to non-controlling interests	(1,216)	1,776	275	(3,148)	737	114
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(254,212)	(74,319)	(11,512)	(588,162)	(188,251)	(29,157)
Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	(4.70)	(1.32)	(0.20)	(10.89)	(3.36)	(0.52)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	54,123,107	56,257,188	56,257,188	54,004,236	55,965,711	55,965,711

Notes:

(a) The Non-GAAP net loss per share is computed using Non-GAAP net loss attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net loss per share calculation.

(b) There was no tax impact of share-based compensation expenses for the second quarter of 2021.